Via EDGAR

June 19, 2017

Gus Rodriguez

Accounting Branch Chief

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re: Pacwest Bancorp

Form 10-K for the fiscal year ended December 31, 2016

Filed March 1, 2017

Form 8-K

Filed April 17, 2017

File No. 001-36408

Dear Mr. Rodriguez:

This letter is in response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission) dated June 14, 2017 containing the Staff’s comments with respect to the Form 10-K for the year ended December 31, 2016 which was filed by PacWest Bancorp (“we”, “our”, or the “Company”) on March 1, 2017 and our Form 8-K filed on April 17, 2017.  For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 49

Core Net Interest Income (NIM), Core NIM excluding Total Accretion of Loan Acquisition Discounts, Core Loan and Lease Yield and Core Loan and Lease Yield excluding Total Accretion of Loan Acquisition Discounts, Page 52

1.              We note your presentation of core net interest margin (NIM), core NIM excluding total accretion of loan acquisition discounts, core loan and lease yield and core loan and lease yield excluding total accretion of loan acquisition discounts, where you have excluded the effects of loan acquisition discounts from the reported net interest margin and the reported loan and lease yield. We believe the exclusion of the loan acquisition discounts is not appropriate as these adjusted measures appear to represent tailored accounting principles prohibited by Regulation G since they only exclude the effects of loan acquisition discounts, rather than adjustments that try to reflect true organic growth. Please confirm you will no longer present these types of non-GAAP adjustments in future filings.

RESPONSE

We will no longer present these types of non-GAAP adjustments in future filings, effective with our reporting on Form 10-Q for the quarterly period ended June 30, 2017.

Net Interest Income/NIM excluding Purchase Accounting, page 52

2.              We note your presentation of net interest income/NIM excluding purchase accounting, where you have excluded the effects of Amortization of TruPS discount and accretion of time deposit premium. We believe the exclusion of the purchase accounting adjustments is not appropriate as the adjusted measures appear to represent tailored accounting principles prohibited by Regulation G since they only exclude the effects of purchase accounting, rather than adjustments that try to reflect organic growth. Please confirm you will no longer present these types of non-GAAP adjustments in future filings.

RESPONSE

We will no longer present these types of non-GAAP adjustments in future filings, effective with our reporting on Form 10-Q for the quarterly period ended June 30, 2017.

Non-PCI Adjusted Allowance for Credit Losses to Loans and Leases, page 68

3.              You add the unamortized purchase discount to non-PCI loans and leases and the total allowance for credit losses to derive adjusted non-PCI loans and leases and an adjusted total allowance for credit losses. The addition of purchase accounting adjustments represents a tailored accounting principle that is prohibited by Regulation G since the purchase accounting adjustments are recognized in interest income. In addition, the non-GAAP metrics imply that the purchase accounting adjustments are available to the entire loan population that includes non-acquired and acquired loans when the adjustment is only available for acquired loans. Please remove these non-GAAP measures from future filings. We note that you also present the same measures in your quarterly earnings releases. Please also remove these non-GAAP measures from these future filings.

RESPONSE

Effective with our Form 10-Q for the quarterly period ended March 31, 2017 we removed this non-GAAP measure from our disclosures. We will not include such measures in future filings including earnings releases.

Form 8-K Filed April 17, 2017

Exhibit 99.1

Net interest income/NIM and Loan and Lease Interest Income/Yield, pages 3 and 4

4.              We note your presentation of net interest income/NIM and loan and lease income/Yield excluding total acquired loan discount accretion. We believe the exclusion of the total acquired loan discount accretion is not appropriate as the adjusted measures appear to represent tailored accounting principles prohibited by Regulation G since they only exclude the effects of purchase accounting, rather than adjustments that try to reflect true organic growth. Please confirm you will no longer present these types of non-GAAP adjustments in future filings. Please also remove the related ratio from the Five Quarter Selected Financial Data presented on page 20.

RESPONSE

We will no longer present these types of non-GAAP adjustments in future filings, effective with our reporting on Form 10-Q for the quarterly period ended June 30, 2017. We will also remove the related ratio from the Five Quarter Selected Financial Data.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses have adequately addressed each of the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Patrick Rusnak at (714) 989-4705 or Bart Olson at (714) 989-4149.

Sincerely,

/s/ Patrick Rusnak

Patrick Rusnak
Executive Vice President and Chief Financial Officer